October 6, 2006

Mr. Gary Todd
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0603
Washington, D.C. 20549

RE:	China Digital Communication Group Form 10-KSB for the year ended December 31, 2005 Filed March 30, 2006 File No. 000-49715

Dear Mr. Todd:

We represent China Digital Communication Group ("China Digital” or the “Company"). We are in receipt of your letter dated August 15, 2006 regarding the above referenced filing and the following are our responses:

Form 10-K/A as of December 31, 2005

Audited Financial Statements

Independent Auditor’s Report, page F-3

1.
We refer to the response to comment 8. Please amend the report of Lichter, Yu & Associates to make reference to the Standards of the Public Company Accounting Oversight Board (United States). Refer to PCAOB Auditing Standard No. 1

ANSWER: In Amendment 1 to Form 10-KSB, we have revised the report accordingly.

Note 1, Stock Purchase Business Combination, page F-19

2.	Refer to your response to comment 19. Please disclose the components of the purchase price of $2.3 million.

ANSWER: Here are the components of the purchase price of $2.3 million

Total cash	$1,500,000
4,566,210 shares at $.05	228,311
Guarantee Fee	604,595

Total Acquisition Cost	$2,332,906

3.
As a related matter, the fair value of securities issued in a business combination is normally based on the quoted market price of those securities for a reasonable period both before and after the transaction is agreed to and announced. Your response suggests that you did not consider the quoted market price to be representative of the fair value of the common shares issued in the combination. Please disclose how you determined the fair value of the shares issued in the combination and disclose why management believes that valuation is appropriate in GAAP. The disclosure should clarify how you considered and applied paragraphs 21 through 23 to SFAS 141.

ANSWER: In accordance with SFAS 141 paragraph 21 through 23, we do not believe that the quoted market price is a clear indicator of the fair market value since the Company was a U.S. publicly held shell and had no current operating business or significant assets. The value of the shares issued was based on our last private offering at $0.05 per share on March 14, 2004. It was our opinion that this was the best estimate of fair value to use in the transaction.

4.
Your response to comment 21 does not provide sufficient information for us to agree or disagree with your accounting. We re-issue that comment. Explain in detail how you considered and applied the requirements of paragraphs 39 and A10-A28 to SFAS 141 and EITF 02-17 in concluding that you did not acquire any identifiable intangible assets. We see, for instance, that you apparently acquired technology, patents and customers. If the company does not have internal expertise in application of SFAS 141 and the identification and valuation of acquired intangible assets, it may be necessary to engage the services of a valuation professional.

ANSWER: In accordance with SFAS 141, paragraph 39 and EITF 02-17. The Company could not and did not allocate any portion of the cost to intangible assets, including technology and customers. The Company does not own any patents or any other identifiable intangible assets. The Company also determined that the assets could not be considered separable from the Company and sold, transferred, licensed, rented or otherwise exchanged for something of value, as they have no value to a buyer on their own.

5.
We refer to your response to comment 22. Please further explain to us why it was appropriate under SFAS 141 to record the assets and liabilities acquired at amounts measured 45 days before the closing date. If you believe that the balance sheet amounts as of September 30, 2004 were not materially different from the corresponding amounts as of November15, 2004, provide us a supporting analysis. Refer also to SAB 99.

ANSWER: The amounts shown in the purchase allocation as presented in Note I are as of September 30, 2004. The Requirements of SFAS 141 require the allocation of the purchase cost between assets based on their fair value and any difference between the tangible and identifiable intangible assets acquired, less liabilities assumed is allocated to goodwill. The Company used the reviewed amounts as of September 30, 2004 for the November 15, 2004 final closing as these were the most recent reviewed amounts and there were no significant differences to the acquisition costs as of November 15, 2004 in comparison to the September 30, 2004 numbers. The total difference was $3,390.

The following table presents the allocation of the acquisition cost, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed as of 11/15/04:

Cash and cash equivalents	$296,713
Accounts receivable	1,958,466
Other receivable	54,237
Inventories	287,270
Property, plant, and equipment	215,409
Total assets	2,812,095

Accounts payable	$1,018,903
Loan payable	242,000
Other current liabilities	1,086,743
Total liabilities	2,347,645

Total acquisition cost	$464,449

Cost
Total cost of investment	$2,332,906

Total Acquisition cost	464,449

Goodwill	$1,868,457

The following table presents the allocation of the acquisition cost, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed as of 9/30/04:

Cash and cash equivalents	$130,852
Accounts receivable	1,337,093
Other receivable	194,494
Inventories	152,295
Property, plant, and equipment	184,711
Total assets	1,999,445

Accounts payable	$552,572
Loan payable	241,345
Other current liabilities	737,689
Total liabilities	1,531,606

Total acquisition cost	$467,839

Cost
Total cost of investment	$2,332,906

Total Acquisition cost	467,839

Goodwill	$1,865,067

6.	We refer to your response to comment 23. Tell us how the purchase price allocated to inventory was appropriate under paragraph 37c to SFAS 141.

ANSWER: In accordance with SFAS 141 Paragraph 37C, there were minimal difference in their fair market value for the inventory items due to high competitions, productions and rapid inventory turnovers and hence there was no adjustments were made.

Form 8-K Dated June 29, 2006

Exhibit 99.1-Audited Consolidated Financial Statements

Note 2, Summary of Significant Accounting Policies, page 7

Revenue Recognition

7.	Please show that your revenue practices fully conform to GAAP, including SAB 104. In that regard:

•	Fully explain the nature of Galaxy’s business and the revenue generating transactions.
•	From the financial statements and notes is not clear whether Galaxy is a manufacturer, a distributor, a sales agent or operates on some other model.
•	More specifically identify the nature of Galaxy’s products and explain why inventory comprised solely of finished goods.
•	Explain the nature of Galaxy’s customers.
•	Fully describe how you apply the generic criteria from SAB 104 in your specific circumstances. Your response should fully describe the terms and conditions of revenue transactions.
•	Describe payment, collection and return policies.
•	On Accounts Receivable (page 8) you disclose that terms of sales vary. Tell us how these variations are considered in your revenue practices.
•	Explain your consideration of the EITF 99-19.

ANSWER: Sono Digital Electronic Technologies Co. LTD. sells mobile communication equipment to end users. Telecommunication companies mainly use these hi-tech products and services for mobile network connection and coverage expansion. We do not consider ourselves as a distributor; we provide value added services to our customers by providing the necessary communication equipments for their needs.

At present, the Company leases all their office space. It does not have a factory or manufacturing facilities. All inventories are purchased directly from the vendors; therefore, the Company’s inventory is only comprised of finished goods.

We act as value added service provider to our customers, end users, by providing them with customized products for their wireless base station extended coverage systems, series of repeaters and series of indoor distributors.

Some of our customers include China Mobile, China Unicom and other province branches. Most of our customers are public companies based in China and Hong Kong.

The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Revenues are recognized when finished products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred and collectibility is reasonably assured.

Sales of product do not contain discounts, return provisions, warranties or other customer incentives. The Company’s revenues are recorded upon confirmed acceptance after inspection by the customers of the Company.

Also, there is no variance in their terms of the sales, all sales terms are standard. We will remove the sentence from our notes.

We have reviewed and considered EITF 99-19 in our revenue recognition and accordingly recorded our revenue based on the gross amount billed as we do not consider ourselves as a sales agent.
Note 4, Other Receivables, page 12

8.
We see that other receivables are more than 10% of assets as of December 31, 2005 and March 31, 2006. Tell us and disclose the composition of that account and explain why the recorded amount is collectible.

ANSWER: Other receivable are mainly advances to our employees for expenses and other receivables to vendors. we have never had any problem with the collectiblility of our other receivable or employee advances since inception of our business.

	3/31/2006	12/31/2005
Advances to employees for expenses	$89,808	$57,869
Other receivables	271,471	276,377

Total	$361,279	$334,246

Note 5, Income Taxes, page 12

9.
We see that the current provision for income taxes was approximately $361,000 in 2005 and $60,000 in 2004. However, we see no cash payments for income taxes and no corresponding liabilities for current income taxes. Please tell us how the liability for current income taxes was satisfied at each year end. Please also make clarifying disclosure.

ANSWER: We refer you to Note 5: The Company had a deferred tax asset of $405,306 in 2003, out of which approx $60K was utilized for 2004 taxes. Deferred tax asset balance in 2004 was $345,739 which was utilized in 2005 and a balance liability of $11,620 which has been shown as such in the financials.

Note 6, Accounts Payable and accrued Expenses, page 13

10.
We see the significance of the amounts identified as “other payable.” Tell us about the nature and origin of the approximately $1.1 million as of December 31, 2005 and the $2.3 million as of December 31, 2004. Also respond as of March 31, 2006.

ANSWER: We will reclassify the amount as loan payable… The amount is an unsecured, non interest bearing, due on demand loan.

Exhibit 99.2-Condensed Consolidated Financial Statements as of March 31, 2006

Balance Sheet, page 2

11.	The amount of cash as of March 31, 2006 does not appear to agree to the corresponding amount presented on the statement of cash flows. Please revise as necessary.

ANSWER: In Amendment 1 to Form 8-K, we have revised Cash flow.

12.	The amounts for Additional Paid-in Capital and Accumulated Deficit do not appear to roll-forward from the corresponding amounts as of December 31, 2005. Please advise and revise as necessary.

ANSWER: The additional paid in capital & accumulated deficit were adjusted in 2006 for the recapitalization of SONO. The shareholders of SONO Digital sold their shares to shareholders of Galaxy View for $621,500. The shareholders of Galaxy assigned the shares to Galaxy View. This merger transaction has been treated as a recapitalization of SONO Digital as SONO was the operating company and Galaxy View was a public shell.

13.
Accounts receivable as of March 31, 2006 are more than 10 times revenue for the first quarter and a substantial portion of those receivables appear to be more than 90 days old. In a written response please explain:

•	The payment terms of those receivables.
•	The aging of those receivables and the dates of the underlying sales, including whether the payment dates or terms of any significant amounts were renegotiated after the original sales date.
•	Why you believe the amounts of those receivables are fully collectible, including why no reserve is necessary.
•	How you analyzed the receivables for collectibility as of March 31, 2006.
•	The reasons for the significant decrease in sales in the first quarter of 2006.

Your response should fully demonstrate that recorded receivables are collectible.

ANSWER: We maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Since inception of the business, we have never had any problem with the collectiblility of our accounts receivable.

Reserves are recorded primarily on a specific identification basis. As of March 31, 2006, the management determined that there were no need of reserves for doubtful accounts based on the customers’ credit, history and their reputation.

The significant decrease in revenue was due to the fact that our clients restructured their purchasing procedures in the first quarter of 2006 where all purchase orders must come directly from their central office. In the past, purchase orders came from any of their local branch offices. This was the main reason for the huge decrease in revenue in the first quarter of 2006.

Note 1. Organization, page 5

Basis of Presentation

14.
The transaction between Galaxy and Shenzhen Sono Digital appears to have been accounted for as a recapitalization of the Chinese entity. Please explain to us the basis in GAAP for the accounting for and presentation of the merger between these entities. Also expand to notes to financial statements to fully explain the merger transaction and the basis for the accounting for and presentation of that merger.

ANSWER: Shenzhen Sono Digital became a wholly owned subsidiary of Galaxy through a reverse merger. Shareholders of Galaxy acquired all of the issued and outstanding capital stock of Sono on March 10, 2006 for $621,500 and gave the possession of shares and all the stock rights to Galaxy View company. Pursuant to the acquisition, Sono became a wholly owned subsidiary of Galaxy. This transaction has been accounted for as a recapitalization of Sono.

15.
Please add an affirmative representation that the interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

ANSWER: In Amendment 1 to Form 8-K, we have added the requested representation.

Note 5, Income Taxes, page 11

16.
From the statements of income we see that there is no income tax benefit or expense in either interim period. Accordingly, the disclosure that the effective tax rate is 15% for the quarters ended March 31, 2006 or 2005 does not appear correct. Please review the disclosure requirement from SFAS 109 and appropriately revise the rate reconciliation to total to the actual effective rates as reflected on the statements of income.

ANSWER: In Amendment 1 to Form 8-K, we have revised the report accordingly.

17.	As a related matter, the notes to financial statements should present disclosure about any tax holidays or other matters that offset the statutory rate.

ANSWER: In Amendment 1 to Form 8-K, we have revised the report accordingly.

Exhibit 99.3-Pro Forma Data

18.
The balance sheet for China Digital as of March 31, 2006 does not agree to the historical balance sheet presented in the Company’s Form 10-QSB as of that date. The balance sheets should not differ. Please revise.

ANSWER: We have adjusted the March 31, 2006 balance sheet for China Digital to agree to the historic balance sheet presented in the Company’s From 10-QSB.

19.
Tell us why there is no pro forma adjustment for issuance of the purchase consideration. Also tell us and disclose how you accounted for the costs of the acquisition. Please note that direct costs of an acquisition are normally included in purchase price.

ANSWER: The pro forma adjustment for the issuance of the purchase consideration was made on the historic balance sheet for China Digital… We have corrected the historic balance sheet and revised the pro forma adjustment for the issuance of the purchase consideration.

20.
Expand the notes to the fro forma data to include a schedule showing the calculation of the purchase price (including the value assigned to non-cash potions). Disclose how management determined the fair value of the preferred shares and disclose why management believes that valuation is appropriate in GAAP.

ANSWER:

The purchase price comprises of $3 million in cash & 7,575,757 preferred shares. Each preferred share is convertible into one common share. There is no established market for the preferred stock, hence the Company valued the preferred shares at the market value of the common share, $0.5 per share, on the date of acquisition.

21.
As a related matter, your response to comment 26 indicates that Sono Digital had revenues and profits of $43.7 million and $19 million in 2005. Please reconcile these amounts to the corresponding balances from the financial statements presented in Exhibit 99.1 to this Form 8-K.

ANSWER: The amount stated were in in Chinese Yuan Renminbi (CNY). We will make the correction to restate the amount in US dollar to restate that Sono Digital had revenues and net income of approximately $5.33 million and $1.87 million in 2005

22.	Please provide a pro forma statement of operations for the year ended December 31, 2005.

ANSWER: In Amendment 1 to Form 8-K, we have provided the requested disclosure.

23.	Please add per share data for each pro forma statement of operations.

ANSWER: In Amendment 1 to Form 8-K, we have added the requested disclosure.

24.
We see that the excess of purchase price was allocated solely to goodwill. Please tell us how you applied the guidance from paragraphs 39 and A10-A28 of SFAS 141 and EITF 02-17 in apparently concluding that you did not acquire any identifiable intangible assets. Please be detailed and specific in supporting that the purchase allocation is appropriate in GAAP.

ANSWER: In accordance with SFAS 141, paragraph 39 and EITF 02-17, the Company could not and did not allocate any portion of the cost to intangible assets, including technology and customers. The Company does not own any patents or any other identifiable intangible assets. The Company also determined that the assets could not be considered separable from the Company and sold, transferred, licensed, rented or otherwise exchanged for something of value, as they have no value to a buyer on their own.

25.
As a related matter, the pro forma purchase allocation should reflect management’s best estimate of the ultimate purchase allocation. In that regard, the purchase price should be allocated to specific identifiable tangible and intangible assts (such as customer lists, contracts acquired, trademarks and patents, in-process research and development, etc.) and liabilities. If the allocation is preliminary, the notes to the pro forma data should include appropriate disclosure.

ANSWER: The purchase allocation is the final and no preliminary disclosures were required.

Also, in accordance with SFAS 141, paragraph 39 and EITF 02-17. The Company could not and did not allocate any portion of the cost to intangible assets, including technology and customers. The Company does not own any patents or any other identifiable intangible assets. The Company also determined that the assets could not be considered separable from the Company and sold, transferred, licensed, rented or otherwise exchanged for something of value, as they have no value to a buyer on their own.

Exhibit 99.4-Press Release

26.
We see that you label certain projected data related to the acquisition of Galaxy as “pro forma.” The pro forma terminology has specific meaning in US GAAP and under Regulations S-B and S-X. Non-GAAP and other projected data should not be labeled as “pro forma”. Please revise.

ANSWER: We will remove the pro forma statement and term for our press release.

Form 10-Q as of June 30, 2006

Note D, Stock Exchange Agreement, page 10

27.
We see that a majority of the purchase price for the Galaxy transaction was allocated to goodwill. Please expand to make disclosure about the factors contributing to a purchase price resulting in goodwill. Refer to paragraphs 51b and 58a to SFAS 141.

ANSWER: The purchase price comprises of $3 million in cash & 7,575,757 preferred shares. Each preferred share is convertible into one common share. There is no established market for the preferred stock; hence the Company valued the preferred shares at the market value of the common share, $0.5 per share, on the date of acquisition.

In accordance with SFAS 141, paragraph 51b the primary reasons for the acquisition was to diversify the Company products and to acquire another line of business with proven growth and profitability. We obtained an independent appraisal value of approximately $7 million dollars based on current operations and future operations, not the assets of the company. Because the value of the acquisition was based on future operations, the Company had to recognize goodwill.

In accordance with SFAS 141, paragraph 58a - we have updated the noted to include a supplemental pro forma information that discloses the results of operations for the current interim period and the current year up to the date of the most recent interim statement of financial position presented (and for the corresponding periods in the preceding year) as though the business combination had been completed as of the beginning of the period being reported on. That pro forma information shall display, at minimum, revenue, income before extraordinary items and the cumulative effect of accounting changes (including those on an interim basis), net income, and earnings per share.

28.	Disclose how management determined the fair value of the preferred shares and disclose why management believes that valuation is appropriate in GAAP. Refer to paragraphs 51d and 58a to SFAS 141.

ANSWER: We refer you to our response to Comment 20.

29.	Please expand to provide the supplemental pro forma data required by paragraphs 54, 55 and 58b and 58c to SFAS 141.

ANSWER: We will provide the supplemental pro forma data as required by paragraphs 54, 55 and 58b to SFAS 141.

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of Galaxy View had occurred at January 1, 2006:

Six Months Ended June 30, 2006
Sales	$8,790,014
Net income	2,378,451
Net income per share—basic	.04
Net income per share—diluted	.04

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time, nor is it intended to be a projection of future results.

Note N, Related Party Transactions, page 13

30.
We see that the line of credit was guaranteed by a shareholder who pledged shares worth approximately $9 million as of March 10, 2006. We also see that the closing price of your common shares was less than $1 on that date. Accordingly, please explain to us how this individual is not a 5% shareholder that should be identified under Item 11 to the Form 10-KSB/A. Also, disclosure under the risk factor “A Group of Seven Investors Beneficially Own 48.4% of Our Common Stock” suggests that there may be other 5% shareholders who should be identified. Please advise.

ANSWER: We will need to revise the note from a shareholder to six shareholders and adjust the value from approximately $9 million as of March 10, 2006 to approximately $4.5 million.

ANSLOW & JACLIN, LLP

BY:______________________
RICHARD I. ANSLOW